UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Resignation of Mr. Takashi Nihei

On April 30, 2024, Mr. Takashi Nihei notified Lead Real Estate Co., Ltd (the “Company”) of his resignation as a director of the Company, effective April 30, 2024. Mr. Nihei has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

As of the date of this report, the Company is still looking for a director candidate to fill in the vacancy created by the resignation of Mr. Nihei.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

	By:	/s/ Eiji Nagahara
Eiji Nagahara
Representative Director, President, and Chief Executive Officer

Date: August 22, 2024